Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY*	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
SMART Global Holdings, Inc.	Cayman Islands
Saleen Intermediate Holdings, Inc.	Cayman Islands
SMART Worldwide Holdings, Inc.	Cayman Islands
SMART Modular Technologies (Global), Inc.	Cayman Islands
SMART Modular Technologies (CI), Inc.	Cayman Islands
SMART Modular Technologies (DH), Inc.	Cayman Islands
SMART Modular Technologies, Inc.	California
SMART Modular Technologies (DE), Inc.	Delaware
SMART High Reliability Solutions LLC	Delaware
SMART Modular Technologies (LX) S.à r.l.	Luxembourg
SMART Modular Technologies Sdn. Bhd.	Malaysia
SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda.	Brazil
SMART Modular Technologies do Brasil - Indústria e Comercio de Componentes Ltda.	Brazil
Penguin Computing, Inc.	California

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.